UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For period ended: September 30, 2025

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

TRANSUITE.ORG INC.
Full Name of Registrant

732 S 6th St # 4304
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89101
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information required to be included in its quarterly report on the Form 10-Q for the period ending September 30, 2025. The Company expects to file its September 30, 2025, Form 10-Q quarter report with the U.S. Securities and Exchange Commission within five calendar days of the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Mengqing Fan	(775)	295-4295
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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Completed Material Acquisition

•

Completion of the Acquisition of SolanAI Global Limited: On July 8, 2025, the Company entered into a Letter of Intent (LOI) to acquire a 51% equity interest in SolanAI Global Limited, a Hong Kong-based AI technology company(“SolanAI”). Subsequently, on August 25, 2025, the parties entered into a definitive Share Exchange Agreement. Pursuant to the agreement, the Company has issued restricted shares of its common stock as initial consideration and may issue up to an additional shares based on a future independent valuation of SolanAI. This transaction, which is subject to the satisfaction of closing conditions, is expected to strengthen the Company’s AI research and development capabilities and expand its presence in the Asian market upon completion

•

Completion of the Acquisition of Xirangsheng (Shenzhen) Health Technology Co., Ltd.: On September 30, 2025, the Company completed the acquisition of 100% of the equity of Xirangsheng (Shenzhen) Health Technology Co., Ltd. (“XRS”). XRS is an innovative enterprise that combines AI technology with Traditional Chinese Medicine (TCM) principles. Its core assets include an AI social agent based on a massive TCM knowledge base, a 21-day health supervision system, and a series of over 300 proprietary e-books on TCM health. This acquisition marks the Company’s official entry into the AI-driven wellness technology sector. The transaction was structured as a share exchange, with issued restricted shares of its common stock as initial consideration and includes an earn-out provision based on the future valuation of XRS

Estimated Results of Operations for the three months ended September 30, 2025 and September 30, 2024

The following summary of our operations should be read in conjunction with our audited financial statements for the three months ended September 30, 2025 and 2024, which are included herein.

	Three Months Ended
	September 30,
	2025	2024	Changes	%

Revenue	$65,000	$-	$65,000	100%
Operating Expenses	20,937,117	190,183	20,746,934	10,909%
Other expenses	4,105	-	4,105	100%
Net Loss	$20,876,222	$190,183	$20,686,039	10,877%

During the three months ended September 30, 2025 and 2024, the Company generated revenue of $65,000 and $0, respectively. During the three months ended September 30, 2025, the Company generated revenue from its AI-Driven Ecosystem Product Planning consulting service.

Net loss increased to $20,876,222 for the three months ended September 30, 2025 from $190,183 for the three months ended September 30, 2024 mainly due to the increase in operating expenses.

Operating expenses for three months ended September 30, 2025 increased to $20,937,117 from $190,183 for the three months ended September 30, 2024 mainly due to the increase in stock-based compensation, audit fees, accounting fees and legal fees. During the three months ended September 30, 2025, the Company incurred stock-based compensation of $20,828,790 from the issuance of 11954,000 shares of common stock to consultants for service rendered.

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Estimated Results of Operations for the nine months ended September 30, 2025 and September 30, 2024

The following summary of our operations should be read in conjunction with our audited financial statements for the six months ended September 30, 2025 and 2024, which are included herein.

	Nine Months Ended
	September 30,
	2025	2024	Changes	%

Revenue	$115,000	$-	115,000	100%
Operating expenses	28,067,165	281,685	27,785,480	9,864%
Other expenses	11,224	3,987	7,237	182%
Net Loss	$27,963,389	$285,672	$27,792,717	9,729%

During the nine months ended September 30, 2025 and 2024, the Company generated revenue of $115,000 and $0, respectively. During the nine months ended September 30, 2025, the Company generated revenue from its AI-Driven Ecosystem Product Planning consulting service.

Net loss increased to $27,963,389 for the nine months ended September 30, 2025 from $285,672 for the nine months ended September 30, 2024 mainly due to the increase in operating expense.

Operating expenses for nine months ended September 30, 2025 increased to $28,067,165 from $281,685 for the nine months ended September 30, 2024 mainly due to the increase in stock-based compensation, audit fees, accounting fees and legal fees. During the nine months ended September 30, 2025, the Company incurred stock-based compensation of $27,938,890 from the issuance of 15,570,000 shares of common stock to consultants for service rendered.

The following table provides selected financial data about the Company as of September 30, 2025 and December 31, 2024

Working Capital

	As of	As of
	September 30,	December 31,
	2025	2024	Changes	%

Current Assets	$299,842	$31,103	$268,739	864%
Current Liabilities	$151,028	$225,294	$(74,266)	(33%)
Working Capital (Deficiency)	$148,814	$(194,191)	$194,473	(100%)

As at September 30, 2025, our Company had a working capital of $148,814 compared with a working capital deficiency of $194,191 as at December 31, 2024. The increase in working capital was primarily due to the increase in deferred share issuance cost of $254,750, accounts receivable of $15,000 and other receivable and prepayment of $16,062 and the decrease in convertible note of $153,250.

Reasonableness of Estimates

Management believes the estimates presented provide a reasonable and reliable representation of the financial position and operational results as of the reporting date.

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TRANSUITE.ORG INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2025	By:	/s/ Mengqing Fan
Mengqing Fan
President, Chairwoman of the Board, Secretary, Treasurer, CFO, Director

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